

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-65876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wells Fargo Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 South Tryon Street
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Connor	215-764-7949	timothy.m.connor@wellsfargo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

2 Manhattan West, 375 Ninth Ave	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Connor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wells Fargo Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Timothy Connor

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Suite 1000
620 S. Tryon Street
Charlotte, North Carolina 28202-1842

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Wells Fargo Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

Charlotte, North Carolina
February 27, 2026

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Assets:		
Cash	$	140,932
Cash segregated under federal and other regulations		1,527,398
Securities borrowed		41,581,908
Securities purchased under agreements to resell		87,780,005
Receivable from broker-dealers and clearing organizations		8,885,562
Receivable from customers, net		10,841,539
Financial instruments owned, at fair value ($101,201,518 pledged as collateral)		116,237,906
Property, equipment and leasehold improvements, net		3,499
Goodwill		79,687
Receivable from affiliates		50,332
Other assets		1,091,309
Total assets	$	268,220,077
Liabilities:		
Securities sold under agreements to repurchase	$	169,550,619
Securities loaned		9,324,897
Payable to customers		16,113,030
Payable to broker-dealers and clearing organizations		7,090,554
Payable to non-customers		1,714,074
Financial instruments sold, not yet purchased, at fair value		30,440,355
Borrowings		15,528,490
Payable to affiliates		34,388
Other liabilities		1,693,330
Total liabilities		251,489,737
Subordinated borrowings		5,500,000
Member's equity:		
Member's contributions		4,565,243
Accumulated earnings		6,665,097
Total member's equity		11,230,340
Total liabilities and member's equity	$	268,220,077

The accompanying notes are an integral part of these financial statements.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(1) Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of WFC Holdings, LLC (WFCH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WFC is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investment Protection Corporation (SIPC). The Company is also a registered Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (FDIC).

The Company clears some of its customers' transactions through Wells Fargo Clearing Services, LLC (WFCS), an affiliated clearing broker-dealer, on a fully disclosed basis.

The Company self clears the majority of its institutional customer accommodation and market-making transactions. Some futures are carried and cleared by an unaffiliated broker-dealer.

The Company is approved to act as a clearing prime broker. The Company is also designated as a Primary Dealer in U.S. government securities by the Federal Reserve Bank.

The Company is a member of various exchanges where it is approved to trade, execute and clear interest rate swaps, futures and options.

On September 22, 2025, S&P Global (S&P) affirmed the long and short-term issuer credit ratings of A+/ A-1 on the Company. On December 15, 2025 Fitch Ratings affirmed the long and short-term issuer credit ratings of AA-/F1+ on the Company. The ratings on the Company are based on its core status to WFC according to the group methodology under S&P and Fitch Ratings..

The chief operating decision maker (CODM) of the Company is the chief executive officer (CEO). The CODM uses net income that is reported to monitor actual results versus prior period and planned amounts to assess performance and decide how to allocate resources and invest profits. Additionally, the CODM uses excess net capital (see Note 16), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is total assets as reported on the Company's Statement of Financial Condition. The Company derives revenue primarily in the U.S.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(2)   Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

(b) Accounting Standards Adopted During Current Year

In 2025, the Company adopted FASB ASU 2023-09 *Improvements to Income Tax Disclosures,* which requires all public entitles, including those entities disregarded for federal taxes, to disclose the net difference between the tax bases and the reported amounts of the entity's assets and liabilities per ASC 740-10-50-16.

(c) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. These transactions are primarily repurchase agreements of United States government and agency securities and mortgage-backed securities. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. It is the Company's policy to report reverse repurchase agreements and repurchase agreements with the same counterparty on a net basis when the conditions for netting, as specified in U.S. generally accepted accounting principles (U.S. GAAP), are met. It is the Company's policy to obtain possession of securities purchased under agreements to resell, which primarily consists of highly liquid securities. The Company manages the credit risk associated with these transactions through underwriting and by monitoring the financial strength of our counterparties, monitoring the fair value of collateral pledged relative to contractually required repurchase amounts, and monitoring that our collateral is properly returned through the clearing and settlement process in advance of our cash repayment.

The Company uses the collateral maintenance practical expedient as described under ASC 326-20-35-6. The borrower is required to pledge collateral at inception, with additional collateral pledged or returned daily, to maintain an appropriate collateral position for each transaction. These financing transactions do not create material credit risk given the collateral provided and the related monitoring process.

(d) Securities Transactions

Securities are used for trading purposes and are recorded at fair value on a trade-date basis and included in financial instruments owned and financial instruments sold, not yet purchased in the the accompanying Statement of Financial Condition.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade-date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates their fair values.

(e) Securities Lending Activity

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company uses the collateral maintenance practical expedient as described under ASC 326-20-35-6. The practical expedient allows the Allowance for Credit Losses (ACL) to be limited to the difference between the fair value of the collateral held (i.e., security WFS borrowed) and the amortized cost basis of the financial asset (i.e. cash collateral posted). Given that our collateralization of these assets can change depending on the current trends in market values and risk profiles, the Company monitors the collateral value of these assets regularly and requires additional collateral to be pledged or returned to maintain the appropriate collateral position for each transaction. These financing transactions do not create material credit risk given the collateral provided and the related monitoring process.

(f) Derivatives

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value in the Statement of Financial Condition. Fair values for exchange traded derivatives, principally futures and certain listed options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses, and are included in financial instruments owned and financial instruments sold, not yet purchased in the accompanying Statement of Financial Condition.

Most of the Company's derivative transactions are executed under master netting arrangements. The Company reflects all derivative balances and related cash collateral subject to enforceable master netting arrangements on a net basis in the Statement of Financial Condition. Statement of Financial Condition netting adjustments are determined based on the terms specified within each master netting arrangement and at the counterparty level for which there may be multiple contract types. For disclosure purposes, adjustments are allocated to the contract type for each counterparty proportionately based upon gross amounts recognized by the counterparty. As a result, the net amounts disclosed by contract type may not represent the actual exposure upon settlement of the contracts. Statement of Financial Condition netting does not include non-cash collateral that is received or pledged.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

The Company applies settlement to market treatment for the cash collateralizing its interest rate derivative contracts with certain centrally cleared counterparties. As a result, derivative balances with these counterparties are considered settled by the collateral.

(g) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen. Although the Company is a disregarded entity for federal income tax purposes and does not record income taxes under ASC 740, in accordance with ASC 740-10-50-16, management has evaluated the net difference between the tax bases and the reported amounts of the Company's assets and liabilities. The difference as of December 31, 2025 was $612,270.

Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material provision for state and foreign income taxes for year ended December 31, 2025. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by those tax authorities for years 2017 and forward.

Due to the Company's status as a disregarded entity for income tax purposes, the related balance sheet accounts including income tax receivable/payable and deferred tax assets and liabilities are immaterial to the financial statements.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company did not recognize any interest or penalties in the year ended December 31, 2025. At December 31, 2025, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(h) Goodwill

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Impairment exists when the carrying value of a reporting unit exceeds its respective fair value. The Company tests goodwill annually in the fourth quarter, or more frequently under certain conditions, for impairment at the reporting unit level. The Company identifies reporting units to be assessed for goodwill impairment at the reportable operating segment level or one level below. The Company has one goodwill reporting unit.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

The Company has the option of performing a qualitative assessment of goodwill. The Company may also elect to bypass the qualitative test and proceed directly to a quantitative test. If we perform a qualitative assessment of goodwill to test for impairment and conclude it is more likely than not that a reporting unit's fair value is greater than its carrying amount, quantitative tests are not required. However, if we determine it is more likely than not that a reporting unit's fair value is less than its carrying amount, we complete a quantitative assessment to determine if there is goodwill impairment.

In the fourth quarter of 2025, the Company elected to perform a qualitative assessment of the reporting unit's goodwill and determined that it was more likely than not that our reporting unit's fair value was greater than its carrying amount. As of December 31, 2025, the Company concluded that goodwill is not impaired.

(i) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(j) Statement of Cash Flows

For purposes of the Statement of Cash Flows, cash and restricted cash consist of "cash" and "cash segregated under federal and other regulations."

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Cash Flows with the total of the same such amounts presented in the Statement of Financial Condition as of December 31, 2025:

Cash	140,932
Cash segregated under federal and other regulations	1,527,398
Total Cash and Restricted Cash	$ 1,668,330

(k) Use of estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(3)   Cash segregated under federal and other regulations

Under the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC), a reserve requirement did not exist at December 31, 2025 and therefore no cash or securities were on deposit at December 31, 2025. There is no required deposit for the proprietary accounts of brokers (PAB), and therefore no cash or securities were on deposit at December 31, 2025.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $340,765, $52,293, and $191,674, respectively, is held in accounts at non-affiliated banks and is reflected in cash segregated under federal and other regulations in the Statement of Financial Condition. In addition, $292,823 of client cleared swaps funds, $102,252 of secured funds and $547,591 of segregated funds, are held in accounts at an affiliate bank, and reflected in cash segregated under federal and other regulations in the Statement of Financial Condition.

The Company is required to post margin at exchanges to meet customer and firm requirements. The Company deposited $2,601,700 of investments of customer funds in securities with clearing organizations as margin at December 31, 2025.

Additionally, the Company segregated $16,038,843 of customer specific owned securities deposited at non-affiliated banks and clearing organizations at December 31, 2025. These segregated securities are not included in the Statement of Financial Condition.

(4)   Receivable from and Payable to Customers

Receivable from and payable to customers represent the balances arising in connection with the settlement of cash securities, derivative and securities-based lending transactions. Receivables from customers also include margin loans to customers and customer cash debits. Payable to customers includes customer free credits. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same customer's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. The amounts receivable from customers are generally collateralized by securities owned by the customer, the value of which is not reflected in the accompanying Statement of Financial Condition. At December 31, 2025, customer receivables of $51,796 were unsecured.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts in the amount of $4,586 as of December 31, 2025.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2025:

Receivable from broker-dealers and clearing organizations:		
Receivable from derivative clearing organizations	$	7,253,227
Guaranty deposits		819,990
Securities failed to deliver		334,686
Syndicate receivable		140,214
Receivable from broker-dealers		323,763
Receivable from clearing corporations		9,126
Other		4,556
	$	8,885,562
Payable to broker-dealers and clearing organizations:		
Trade date payable	$	5,246,170
Syndicate payable		191,497
Securities failed to receive		216,236
Payable to broker-dealers		1,371,734
Payable to derivative clearing organizations		64,917
	$	7,090,554

(6) Payable to Non-Customers

Payable to non-customers represent payable to affiliates for their futures, options and cleared swaps accounts that the Company clears. The balance consists of the following at December 31, 2025:

Payable to Wells Fargo Bank, N.A.	$	1,537,535
Payable to Wells Fargo Commodities, LLC		142,892
Payable to Union Hamilton Reinsurance, Ltd.		33,647
	$	1,714,074

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(7)   Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2025, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below:

	Financial instruments owned	Financial instruments sold, not yet purchased
Trading securities:		
Corporate obligations	$ 15,499,430	(5,612,309)
Collateralized loan obligations and asset-backed securities	2,539,185	(5,030)
Mortgage-backed securities	66,071,215	(3)
U.S. government, U.S. agency and municipal government obligations	23,788,202	(21,173,171)
Non-U.S. sovereign debt securities	287,468	(480,612)
Equity securities	7,591,955	(2,909,776)
Trading derivatives:		
Interest rate contracts (1)	247,421	(258,457)
Equity contracts	213,030	(103)
Foreign exchange contracts	—	(172)
Credit contracts	—	(722)
	$ 116,237,906	(30,440,355)

(1) Interest rate contracts includes CVA for all derivatives.

Financial instruments owned at December 31, 2025, in the table above, includes securities issued by affiliates with a fair value of $168,318.

(8)   Variable Interest Entities (VIEs) and Securitizations

The Company acts as underwriter for other subsidiaries of WFC and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned, at fair value in the Statement of Financial Condition.

The Company purchases and sells financial instruments in VIEs in connection with its market making activities. These financial instruments in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), and other asset backed securities. The Company has made no liquidity arrangements, guarantees or commitments with third parties related to these holdings. The Company's maximum exposure to loss related to these VIEs is limited to the carrying amount of the financial instruments owned.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE.

During the year ended December 31, 2025, the Company transferred $12,734,081 of debt securities in securitizations structured as sales or financing transactions. The securitizations were primarily U.S. government agency or U.S. Government Sponsored Enterprise (GSE) sponsored collateralized mortgage obligations. These securitizations were done principally on behalf of customers to facilitate their purchase of agency backed mortgage securities that conform to their investment profile. The Company is not the primary beneficiary of these VIEs because it does not have the power to direct the activities that most significantly impact the U.S. government agency or U.S. GSE sponsored collateralized mortgage obligation entities.

The Company was not required to consolidate any interest in VIEs. As of December 31, 2025, the Company held $204,102 of securities related to securitizations for which the Company included in financial instruments owned, at fair value in the Statement of Financial Condition.

The following tables provide a summary of unconsolidated VIEs with which the Company has significant continuing involvement. Significant continuing involvement includes transactions where the Company was the sponsor or transferor and has other significant forms of involvement. Sponsorship includes transactions with unconsolidated VIEs where the Company solely or materially participated in the initial design or structuring of the entity or marketing of the transaction to investors. When the Company transfers assets to a VIE and accounts for the transfer as a sale, the Company is considered the transferor. The tables do not include offsetting financial instruments that are held to mitigate the risks associated with these variable interest entities.

In the following tables, "Total VIE assets" represents the remaining principal balance of assets held by unconsolidated VIEs using the most current information available. "Carrying value" is the amount in our Statement of Financial Condition related to our involvement with the unconsolidated VIEs. "Maximum exposure to loss" from our involvement with off-balance sheet entities equals the carrying value of involvement with off-balance sheet (unconsolidated) VIEs as of December 31, 2025, as the Company does not have any other commitments or guarantees with those entities.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

| | | Carrying Value | |
	Total VIE assets	Debt and equity interests	Net assets
Residential mortgage loan securitizations:			
Conforming	$ 551,186	5,381	5,381
Other/nonconforming (1)	—	—	—
Commercial mortgage securitizations	4,228,575	198,721	198,721
Total	$ 4,779,761	204,102	204,102

(1) Nonconforming residential mortgage loan securitizations are compromised of loans that do not conform to either government-sponsored entity or Federal Housing Administration standards.

| | Maximum exposure to loss | |
	Debt and equity interests	Total Exposure
Residential mortgage loan securitizations:		
Conforming	$ 5,381	5,381
Other/nonconforming (1)	—	—
Commercial mortgage securitizations	198,721	198,721
Total	$ 204,102	204,102

(1) Nonconforming residential mortgage loan securitizations are compromised of loans that do not conform to either government-sponsored entity or Federal Housing Administration standards.

(9) Fair Value Measurements

In accordance with FASB ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

of market comparable pricing, option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and some highly liquid government securities such as U.S. Treasuries. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from third party pricing services (vendors) or brokers or combination thereof, and accordingly, classifies these instruments as Level 2 or 3.

Financial instruments are mostly valued using internal trader prices that are subject to price verification procedures performed by independent internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from third party vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. The Company reviews pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor or broker prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market. If a trader asserts that a vendor or broker price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

Similarly, while trading securities traded in secondary markets are typically valued using unadjusted vendor prices, these prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government, U.S. agency and municipal government obligations, corporate obligations, and certain mortgage-backed securities (MBS).

Security fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

measurements include securities valued using internal models or a combination of multiple valuation techniques such as weighting of internal models and vendor or broker pricing, where the unobservable inputs are significant to the overall fair value measurement. Securities classified as Level 3 include certain residential and commercial MBS, other asset backed securities, collateralized debt obligations (CDOs) and certain collateralized loan obligations (CLOs), and certain residual and retained interests in residential mortgage loan securitizations. The Company values CDOs using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where vendor or broker prices are not readily available, the Company uses management's best estimate.

The Company enters into both exchange traded and over-the-counter (OTC) derivatives. Quoted market prices are available and used for the Company's exchange traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, a majority of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 in the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Assets and liabilities measured at fair value at December 31, 2025 on a recurring basis are summarized below:

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Netting (1)	Total
Financial instruments owned (excluding derivatives):					
Corporate obligations	$ —	15,484,774	14,656	—	15,499,430
Collateralized loan obligations and asset-backed securities	—	2,462,241	76,944	—	2,539,185
Mortgage-backed securities	—	66,070,261	954	—	66,071,215
US government, US agency and municipal government obligations	20,164,214	3,623,822	166	—	23,788,202
Non-US sovereign debt securities	—	287,453	15	—	287,468
Equity securities	7,347,765	173,287	70,903	—	7,591,955
Derivatives:					
Interest rate contracts	20	1,031,554	—	(784,153)	247,421
Equity contracts	—	1,864,845	—	(1,651,815)	213,030
Foreign exchange contracts	—	2,068	—	(2,068)	—
Credit contracts	—	7,100	—	(7,100)	—
	$ 27,511,999	91,007,405	163,638	(2,445,136)	116,237,906
Financial instruments sold, not yet purchased (excluding derivatives):					
Corporate obligations	$ —	(5,612,309)	—	—	(5,612,309)
Collateralized loan obligations and asset-backed securities	—	(3,470)	(1,560)	—	(5,030)
Mortgage-backed securities	—	(3)	—	—	(3)
US government, US agency and municipal government obligations	(20,884,307)	(288,864)	—	—	(21,173,171)
Non-US sovereign debt securities	—	(480,612)	—	—	(480,612)
Equity securities	(2,896,622)	(13,097)	(57)	—	(2,909,776)
Derivatives:					
Interest rate contracts	—	(1,203,262)	—	944,805	(258,457)
Equity contracts	—	(1,652,304)	(1)	1,652,202	(103)
Foreign exchange contracts	—	(12,361)	—	12,189	(172)
Credit contracts	—	(44,611)	—	43,889	(722)
	$ (23,780,929)	(9,310,893)	(1,618)	2,653,085	(30,440,355)

(1) The netting of securities owned (assets) by the amount of securities sold but not yet purchased (liabilities) occurs when the securities owned and the securities sold but not yet purchased have identical Committee on Uniform Security Identification Procedures (CUSIPs) numbers. Derivative assets and derivative liabilities subject to an enforceable master netting arrangement and related cash collateral are also netted on the accompanying Statement of Financial Condition when U.S. GAAP conditions have been met.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes, but is not limited to, quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2, and Level 3.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2025 are summarized in the table below:

Change in Level 3 Assets and Liabilities on a Recurring Basis

	Beginning balance January 1, 2025	Total net gains/(losses) included in earnings	Purchases, issuances, (sales) and (settlements), net	Transfers into Level 3 (1)	Transfers out of Level 3 (2)	Ending balance as of December 31, 2025	Net gains/ (losses) included in earnings related to positions held at year end
Financial instruments owned (excluding derivatives):							
Corporate obligations	$ 44,735	(4,945)	(25,749)	3,141	(2,526)	14,656	(452)
Collateralized loan obligations and asset-backed securities	80,203	(23,910)	11,596	15,835	(6,780)	76,944	(18,416)
Mortgage-backed securities	1,268	(1,241)	8	7,338	(6,419)	954	(187)
US government, US agency and municipal government obligations	162	4	—	—	—	166	1
Non-US sovereign debt	—		15			15	
Equity securities	46,119	(437)	26,244	980	(2,003)	70,903	2,209
	$ 172,487	(30,529)	12,114	27,294	(17,728)	163,638	(16,845)
Financial instruments sold, not yet purchased (excluding derivatives):							
Corporate obligations	$ (16)	(2)	18	—	—	—	—
Collateralized loan obligations and asset-backed securities	—	—	(1,560)	—	—	(1,560)	—
Equity securities	(10)	(222)	176	(2)	1	(57)	—
	$ (26)	(224)	(1,366)	(2)	1	(1,617)	—
Derivatives, net:							
Equity contracts, net	$ (426)	(35)	98	—	362	(1)	(1)
	$ (426)	(35)	98	—	362	(1)	(1)

(1) All assets and liabilities transferred into level 3 were previously classified within level 2.

(2) All assets and liabilities transferred out of level 3 are classified as level 2.

The following table presents gross purchases, sales, issuances and settlements related to the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2025.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

	Purchases, Sales, Issuances, and Settlements Related to Changes in Level 3 Assets and Liabilities				
	Purchases	**Sales**	**Issuances**	**Settlements**	**Net**
Financial instruments owned (excluding derivatives):					
Corporate obligations	$ 25,702	(43,792)	—	(7,659)	(25,749)
Collateralized loan obligations and asset-backed securities	63,780	(48,466)	—	(3,718)	11,596
Mortgage-backed securities	8	—	—	—	8
US government, US agency and municipal government obligations	78	—	—	(78)	—
Non-US sovereign debt securities	15				15
Equity securities	115,377	(89,133)	—	—	26,244
	$ 204,960	(181,391)	—	(11,455)	12,114
Financial instruments sold, not yet purchased (excluding derivatives):					
Corporate obligations	$ 28	(10)	—	—	18
Collateralized loan obligations and asset-backed securities	—	(1,560)	—	—	(1,560)
Mortgage-backed securities	—	—	—	—	—
US government, US agency and municipal government obligations	—	—	—	—	—
Equity securities	869	(693)	—	—	176
	$ 897	(2,263)	—	—	(1,366)
Net derivative assets and liabilities:					
Equity contracts, net	—	—	—	98	98
Credit contracts, net	—	—	—	—	—
	$ —	—	—	98	98

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Valuation Techniques - Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all Level 3 assets and liabilities measured at fair value on a recurring basis which is used as an internal model.

	Fair value of amount reported (Level 3)	Valuation technique	Significant unobservable input	Range of unobservable inputs		
				Low end of range	High end of range	Weighted average
Financial instruments, net (excluding derivatives):						
Corporate obligations	$ 14,656	Market comparable pricing	Comparability adjustment	-.71 %	3.07 %	.01 %
Collateralized loan obligations and asset-backed securities (1)	75,384	Market comparable pricing	Comparability adjustment	-6.55 %	13.36 %	-.37 %
Mortgage-backed securities	954	Market comparable pricing	Comparability adjustment	-6.25 %	-5.48 %	-6.03 %
US government, US agency and municipal government obligations	166	Market comparable pricing	Comparability adjustment	— %	— %	— %
Non-US sovereign debt securities	15	Market comparable pricing	Comparability adjustment	— %	— %	— %
Equity securities (2)	44,552	Market comparable pricing	Comparability adjustment	-1.04 %	14.84 %	1.49 %
	26,294	Market comparable pricing	Multiples	6.00	9.59	7.63
Total financial instruments	$ 162,021					
Derivatives, net:						
Equity contracts	$ (1)	Option pricing model	Volatility factor	43.78 %	43.78 %	43.78 %
		Option pricing model	Correlation factor	97.00 %	97.00 %	97.00 %
Total derivatives	$ (1)					

(1) Collaterized loan obligations and asset-backed securities are shown net of $(1,560) of collaterized loan obligations and asset-backed securities sold, not yet purchased.

(2) Equity securities are shown net of $(57) of Equity securities sold, not yet purchased.

The valuation techniques used for Level 3 assets and liabilities, as presented in the previous tables, are described as follows:

> Market Comparable Pricing - Used to determine the fair value of certain instruments by incorporating known inputs such as recent transaction prices, pending transactions, or prices of other similar investments which require significant adjustment to reflect differences in instrument characteristics.

> Option Price Modeling - Generally used for instruments in which the holder has a contingent right or obligation based on the occurrence of a future event, such as the price of a referenced asset going above or below a predetermined strike price. Option pricing models estimate the likelihood of the specified event occurring by incorporating assumptions such as volatility estimates, price of the underlying instrument and expected rate of return.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding tables. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument.

Additionally, a change in one unobservable input may result in a change to another unobservable input that is, changes in certain inputs are interrelated to one another, which may counteract or magnify the fair value impact.

Significant unobservable inputs presented in the previous tables are those considered significant to the fair value of the Level 3 asset or liability. Unobservable inputs are considered to be significant, if by their exclusion, the fair value of the Level 3 asset or liability would be impacted by a predetermined percentage change or based on qualitative factors, such as nature of the instrument, type of valuation techniques used, and the significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the tables.

Comparability adjustment - is an adjustment made to observed market data, such as a transaction price in order to reflect dissimilarities in underlying collateral, issuer, rating, or other factors used within a market valuation approach expressed as a percentage of an observed price.

Multiples - are financial ratios of comparable public companies, such as ratios of enterprise value or market value of equity to earnings before interest, depreciation, and amortization (EBITDA), revenue, net income or book value, adjusted to reflect dissimilarities in operational, financial, or marketability to the comparable public company used in a market valuation approach.

Volatility factor - is the extent of change in price an item is estimated to fluctuate over a specified period of time expressed as a percentage of relative change in price over a period over time.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Disclosures about Fair Value of Financial Assets and Liabilities

The table below is a summary of fair value estimates for financial assets and liabilities, excluding financial instruments recorded at fair value on a recurring basis, which are included within the Assets and Liabilities Recorded at Fair Value on a Recurring Basis table included earlier in this Note. The carrying amounts in the following table are recorded on the Statement of Financial Condition under the indicated captions.

| | | Estimated Fair Value Hierarchy | | | |
	Carrying amount	Level 1	Level 2	Level 3	Total estimated fair value
Financial assets					
Cash	$ 140,932	140,932	—	—	140,932
Cash segregated under federal and other regulations	1,527,398	1,527,398	—	—	1,527,398
Securities borrowed	41,581,908	—	41,581,908	—	41,581,908
Securities purchased under agreements to resell	87,780,005	—	87,780,005	—	87,780,005
Receivable from broker-dealers and clearing organizations	8,885,562	—	8,885,562	—	8,885,562
Receivable from customers, net	10,841,539	—	10,841,539	—	10,841,539
Receivable from affiliates	50,332	—	50,332	—	50,332
Financial liabilities					
Securities sold under agreements to repurchase	$ 169,550,619	—	169,550,619	—	169,550,619
Securities loaned	9,324,897	—	9,324,897	—	9,324,897
Payable to customers	16,113,030	—	16,113,030	—	16,113,030
Payable to broker-dealers and clearing organizations	7,090,554	—	7,090,554	—	7,090,554
Payable to non-customers	1,714,074	—	1,714,074	—	1,714,074
Payable to affiliates	34,388	—	34,388	—	34,388
Borrowings	15,528,490	—	15,528,490	—	15,528,490
Subordinated borrowings	5,500,000	—	5,500,000	—	5,500,000

There were no circumstances which required the Company to measure any assets or liabilities at fair value on a nonrecurring basis as of December 31, 2025.

(10) Collateral Arrangements

We receive financial assets as collateral that we are permitted to sell or repledge. This collateral is obtained in connection with securities purchased under resale agreements and securities borrowing transactions, customer margin loans, and derivative contracts. We may use this collateral in connection with securities sold under repurchase agreements and securities lending transactions, derivative contracts, and short sales. At December 31, 2025, the fair value of this collateral received that we have a right to sell or repledge was $218,590,820, of which $188,762,608 were sold or repledged.

At December 31, 2025, the Company pledged assets to counterparties, that had the right to sell or repledge, of $101,201,518 and $2,989,529 of assets to counterparties that did not have the right to sell or repledge.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(11) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2025:

Property and leasehold improvements	$	—
Prepaid hardware		10,910
Communications and computer equipment		939
Lease right of use asset		440
		12,289
Less: accumulated depreciation and amortization		8,790
Total	$	3,499

(12) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates, of which $1,130,531 is outstanding at December 31, 2025. The agreements are generally overnight transactions. Included in interest receivable at December 31, 2025, related to these transactions is $9,818 due to affiliates.

The Company also enters into securities borrowed transactions with affiliates, of which $7,590,173 is outstanding at December 31, 2025. Included in interest receivable at December 31, 2025, related to these transactions is $31,925 due from affiliates.

(b) Securities Sold under Agreements to Repurchase and Securities Loaned

The Company enters into securities sold under agreements to repurchase transactions with affiliates, of which $31,905 is outstanding at December 31, 2025. The agreements are generally overnight transactions. Included in accrued interest payable at December 31, 2025, from these agreements is $645 due to affiliates.

The Company also enters into securities loaned transactions with affiliates, of which $4,177,592 were outstanding at December 31, 2025. Included in interest payable at December 31, 2025 from these transactions is $9,396 due to affiliates.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(c) Services Provided by Affiliates to the Company

The Company is charged under an expense sharing agreement for management fees or expense allocations by various affiliate service providers which represent reimbursements for direct costs and general overhead costs incurred by the affiliate for support services to business lines of the Company. Services under these arrangements include information technology systems, support and development; operations support; product support; and general and administrative support services. Allocation methodologies are customized by the type of product line being supported.

The Company is charged under expense sharing agreements for the use of office space. These agreements are reviewed on an annual basis.

Payable to affiliates of $34,388 at December 31, 2025 is related to expense reimbursements due to affiliates.

(d) Services Provided by the Company to Affiliates

The Company acts as an agent for WFC and its subsidiaries providing various services. Receivables from affiliates of $50,332 at December 31, 2025 is primarily due from Wells Fargo Bank, N.A. (WFBNA), an affiliated bank.

(e) Interest Rate, Equity and Credit Default Swap Transactions

The Company has entered into interest rate swaps, options on interest rate swaps (swaptions), equity swaps, and credit default swaps transactions with WFBNA, to economically hedge its financial instrument positions. At December 31, 2025, the notional value of interest rate swaps are a net purchase of payments of fixed interest rates of $5,721,311, the notional value of swaptions with the right to purchase of $865,000, the notional value of equity swaps with a net buy of protection of $605,386, and the notional value of credit default swaps with a net purchase of protection of $1,020,000. The estimated fair values of the interest rate swaps, swaptions, equity swaps and credit default swaps at December 31, 2025, are $78,177, ($2,255), ($531) and ($37,682) respectively, which are included net in financial instruments owned in the Statement of Financial Condition. There was cash margin on deposit of $41,403 with WFBNA and securities of $188,721 held by the Company from WFBNA in support of this activity at December 31, 2025.

The Company also clears certain interest rate swaps and futures for WFBNA as well as other affiliates.

(f) Fails to Deliver and Fails to Receive

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2025, fails to deliver of $3,761 and fails to receive of $7,423 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

(g) Subordinated Borrowings and Other Borrowings

The Company has in place lines of credit agreements with its affiliate, WFCH. The interest rate charged on those agreements is the daily Secured Overnight Funding Rate ("SOFR") with an additional premium stated in basis points ("bs pts"). Those agreements and the balances outstanding are reflected in the below table as of December 31, 2025:

Description	Committed / Uncommitted	Secured / Unsecured	Notional	Outstanding Balance	Interest Rate	Date of Agreement	Termination Date
Subordinated Loan	Committed	Unsecured	$6,000,000	$5,500,000	SOFR + 99 bs pts	3/1/2025	3/1/2027
Line of Credit	Committed	Unsecured	18,000,000	8,000,000	SOFR + 82 bs pts	11/19/2025	11/17/2028
Line of Credit	Uncommitted	Unsecured	15,000,000	7,300,000	SOFR + 72 bs pts	11/19/2024	5/19/2027
Line of Credit	Uncommitted	Unsecured	500,000	228,490	SOFR + 106 bs pts	3/7/2024	5/5/2027
			$39,500,000	$21,028,490			

The Company had interest payables of $86,435 to WFCH as of December 31, 2025, which are reflected in borrowings on the Statement of Financial Condition. For the Company's subordinated loan, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(h) Employee Benefits, Deferred Compensation and Stock Plans

Defined Contribution Retirement Plan

WFC sponsors a qualified defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after 1 month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits.

With some exceptions, employees with one year of service who are employed in a benefit-eligible position on December 15 are eligible to receive the matching contributions, which are dollar for dollar up to 6% of certified compensation. The 401(k) Plan also includes a non-discretionary base contribution of 1% of certified compensation for employees with annual compensation of less than $75,000. Eligible employees are 100% vested in their matching contributions and base contributions after three years of service. Base and matching contributions are made annually at year-end. The 401(k) Plan provides installment payment options to the existing lump sum and partial lump sum distribution options as well as to offer optional investment advisory services.

Deferred Compensation and Stock Plans

The Company participates in WFC's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. Awards consist of long-term deferred cash awards, restricted stock rights (RSRs) and performance share awards (PSAs), which may be granted periodically to certain employees.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

The deferred portion of the award further takes the form of RSRs, PSAs and Long Term Cash. Deferred cash incentive awards and PSAs generally vest over a three-year period while, RSRs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate any of the benefits at any time.

(13)   Derivatives

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, interest rate swaps, swaptions, credit default swaps, equity swaps, forward commitments to purchase and sell securities, securities purchased and sold on a when issued basis (when issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument. The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker dealer's creditworthiness on a case by case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, additional collateral was not required by the Company at December 31, 2025.

The notional or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned, at fair value or financial instruments sold, not yet purchased in the Statement of Financial Condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits, approved by senior management and the risk positions of traders, are reviewed on a daily basis to monitor compliance with the limits.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

As of December 31, 2025, the following were the notional or contractual amounts of derivative financial instruments and their related fair values:

| | | Notional or contractual amount | Fair value | |
| | | | Asset derivatives | Liability derivatives |
Derivative instruments				
Interest rate contracts	$	770,945,362	1,031,574	(1,203,262)
Commodity contracts		737	—	—
Equity contracts		106,852,341	1,864,845	(1,652,305)
Foreign exchange contracts		2,386,548	2,068	(12,361)
Credit contracts - protection sold		97,012	3,474	(2,757)
Credit contracts - protection purchased		1,402,614	3,626	(41,853)
Sub-total		881,684,614	2,905,587	(2,912,538)
Netting (1)		—	(2,445,136)	2,653,084
Total	$	881,684,614	460,451	(259,454)

(1) Represents balance sheet netting of derivative asset and liability balances and related cash collateral. See the next table in this Note for further information.

Forwards are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Equity contracts are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option and other market risk factors that may impact the fair value of the option.

The following table provides information on the gross fair values of assets and liabilities, the Statement of Financial Condition netting adjustments and the resulting net fair value amount recorded in the Statement of Financial Condition, as well as the non-cash collateral associated with such arrangements. The "Net Amounts" column within the following table represents the aggregate of our net exposure to each counterparty after considering the Statement of Financial Condition and disclosure-only netting adjustments. We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit limits, using master netting arrangements and obtaining collateral. Derivative contracts executed in over-the-counter markets include bilateral contractual arrangements that are not cleared through a central clearing organization but are typically subject to master netting arrangements. The percentage of our bilateral derivative transactions outstanding at period end in such markets, based on gross fair value, is provided within the following table. Other derivative contracts executed in over-the-counter or exchange-traded markets are settled through a central clearing organization and are excluded from this percentage.

In addition to the netting amounts included in the table, we also have Statement of Financial Condition netting related to resale and repurchase agreements that are disclosed within Note 15.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

The Company has no derivatives that contain features that are contingent upon the credit ratings of the Company or its affiliates.

	Gross amounts recognized	Gross amounts off set in Statement of Financial Condition (1)	Net amounts in Statement of Financial Condition (2)
Derivative assets			
Interest rate contracts	$ 1,031,574	(784,153)	247,421
Equity contracts	1,864,845	(1,651,815)	213,030
Foreign exchange contracts	2,068	(2,068)	—
Credit contracts - protection sold	3,474	(3,474)	—
Credit contracts - protection purchased	3,626	(3,626)	—
	$ 2,905,587	(2,445,136)	460,451
Non-cash collateral (3)			(6,242)
Total Derivative assets, net			$ 454,209
Derivative liabilities			
Interest rate contracts	$ (1,203,262)	944,805	(258,457)
Equity contracts	(1,652,305)	1,652,202	(103)
Foreign exchange contracts	(12,361)	12,189	(172)
Credit contracts - protection sold	(2,757)	2,628	(129)
Credit contracts - protection purchased	(41,853)	41,260	(593)
	$ (2,912,538)	2,653,084	(259,454)
Non-cash collateral (3)			26,423
Total Derivative liabilities, net			$ (233,031)

(1) Represents amounts with counterparties subject to enforceable master netting arrangements that have been offset in the Statement of Financial Condition, including related cash collateral and portfolio level counterparty valuation adjustments. There were no counterparty valuation adjustments related to derivative assets or derivative liabilities at December 31, 2025. Additionally, cash collateral amounts of $46,590 and $254,939 were netted against derivative assets and liabilities, respectively, December 31, 2025.

(2) Net derivative assets are classified in financial instruments owned, at fair value, and net derivative liabilities are classified in financial instruments sold, not yet purchased, at fair value, in the Statement of Financial Condition.

(3) Represents non-cash collateral pledged and received against derivative assets and liabilities with the same counterparty that are subject to enforceable master netting arrangements. U.S. GAAP does not permit netting of such non-cash collateral balances in the Statement of Financial Condition, but requires disclosure of these amounts.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

Credit Derivatives

The Company uses credit derivatives to manage exposure to credit risk related to its customer accommodation and market making activity. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. The majority of the credit contracts are executed with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Events of default include events such as bankruptcy, capital restructuring or lack of principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors. The following table provides details on credit contracts where protection was sold as of December 31, 2025.

	Notional amount	
	Protection sold	Protection sold-non-investment grade (1)
Credit default swaps	$ 97,102	0
Total credit derivatives	$ 97,102	0

(1) The Protection sold - non-investment grade category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the Protection sold - non-investment grade represents the amount of exposure which would be incurred under an assumed hypothetical circumstance and, accordingly, this disclosure is not an indication of expected loss for which payment is of a high likelihood. Such payment may not result in a loss. As such, the Protection sold - non-investment grade column is not an indication of loss probability.

(14) Guarantees, Commitments, and Contingent Liabilities

Underwriting Commitments

In the normal course of business, the Company enters into debt and equity underwriting commitments. There were no transactions relating to such underwriting commitments open at December 31, 2025.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities, and many of those proceedings expose the Company to potential financial loss. We establish accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses that are both probable and estimable; however, if we cannot determine a best estimate, then we record the low end of the range of those potential losses. The actual costs of

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

resolving legal actions may be substantially higher or lower than the amounts accrued for those actions. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, it is possible that the ultimate resolution of a matter, if unfavorable, may be material to the Company's Statement of Financial Condition for any particular period.

Exchange and Clearing House Guarantees

The Company is a member of exchanges and clearing houses that the Company uses to clear its trades and those of the Company's customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. The Company's obligations under the guarantees are based on a fixed amount or a multiple of the collateral we are required to maintain with these organizations. The Company has not recorded a liability for these arrangements because we believe the likelihood of loss is remote. The maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what it believes is an extremely remote possibility, where the value of our interests and any associated collateral declines to zero. As of December 31, 2025, the maximum potential loss related to our clearing house arrangements is $17,889,316. The Company has deposited $829,116 in cash with clearing organizations. Additionally, the Company has pledged collateral amounting to $3,755,926 to clearing organizations.

The Company clears transactions on behalf of its clients through various clearing houses, and the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. The Company may cease providing clearing services to clients if they do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

The Company has commitments to enter into resale and securities borrowing agreements, as well as repurchase and securities lending agreements, with certain counterparties, including central clearing organizations. The amount of our unfunded contractual commitments for resale and securities borrowing agreements at December 31, 2025 is $6,944,861. The amount of our unfunded contractual commitments for repurchase and securities lending agreements at December 31, 2025 is $3,209,116.

Other Contingencies

The Company introduces certain of its customer transactions to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify WFCS for credit losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

their obligations in connection with their securities transactions. As of December 31, 2025, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations. Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2025, related to these indemnifications.

(15) Securities Financing Activities

The Company enters into resale and repurchase agreements and securities borrowing and lending agreements (collectively, "securities financing activities") primarily to finance inventory positions, acquire securities to cover short trading positions, accommodate customers' financing needs, and settle other securities obligations. The majority of securities financing activities involve high quality, liquid securities such as U.S. Treasury securities and government agency securities, and to a lesser extent, less liquid securities, including equity securities, corporate bonds and asset-backed securities. These transactions are accounted for as collateralized financings which are typically received or pledged securities as collateral. These financing transactions generally do not have material credit risk given the collateral provided and the related monitoring processes.

Offsetting of resale and repurchase agreements and securities borrowing and lending agreements

The following table presents resale and repurchase agreements subject to master repurchase agreements (MRA) and securities borrowing and lending agreements subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings, and those with a single counterparty are presented net on the Statement of Financial Condition, provided certain criteria are met that permit netting. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for Statement of Financial Condition netting. There were no securities borrowing or lending agreements subject to MSLAs that were eligible for netting.

While these agreements are typically over-collateralized, U.S. GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

counterparty:

	Assets:	
Resale and securities borrowings agreements		
Gross amounts recognized	$	161,483,811
Gross amounts offset in Statement of Financial Condition (1)		(32,121,898)
Net amounts in Statement of Financial Condition (2)		129,361,913
Collateral not recognized in Statement of Financial Condition (3)		(128,247,836)
Net Amount (4)	$	1,114,077
	Liabilities:	
Repurchase and securities lending agreements		
Gross amounts recognized	$	210,997,414
Gross amounts offset in Statement of Financial Condition (1)		(32,121,898)
Net amounts in the Statement of Financial Condition (5)		178,875,516
Collateral pledged but not netted in Statement of Financial Condition (6)		(178,782,662)
Net Amount (7)	$	92,854

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to enforceable MRAs that have been offset in the Statement of Financial Condition.

(2) At December 31, 2025, includes $87,780,005, classified on our Statement of Financial Condition in securities purchased under agreements to resell, and $41,581,908 in securities borrowed.

(3) Represents the fair value of collateral we have received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset due from each counterparty.

(4) Represents the amount of our exposure that is not collateralized and/or is not subject to enforceable MRA.

(5) At December 31, 2025, includes $169,550,619, classified on our Statement of Financial Condition in securities sold under agreements to repurchase, and $9,324,897 in securities loaned.

(6) Represents fair value of collateral we have pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

(7) Represents the amount of our exposure that is not covered by pledged collateral and/or is not subject to an enforceable MRA or MSLA.

Repurchase and securities lending agreements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. In these transactions, cash is received in exchange for transferring securities as collateral and an obligation is recognized to reacquire the securities for cash at the transaction's maturity. These types of transactions create risks, including (1) the counterparty may fail to return the securities at maturity; (2) the fair value of the securities transferred may decline below the amount of our obligation to reacquire the securities, and therefore create an obligation for us to pledge additional amounts; and (3) the counterparty may accelerate the maturity on demand, requiring the Company to reacquire the security prior to contractual maturity. The Company attempts to mitigate these risks by the fact that the majority of our securities financing activities involve highly liquid securities; we underwrite and monitor the financial strength of our counterparties; we monitor the fair value of collateral

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

pledged relative to contractually required repurchase amounts; and we monitor that our collateral is properly returned through the clearing and settlement process in advance of our cash payment. The following table provides the underlying collateral types of our gross obligations under repurchase and securities lending agreements.

		Total Gross Obligation
Repurchase agreements:		
Corporate obligations	$	13,532,964
Asset-backed securities		3,931,001
Mortgage-backed securities		99,272,514
U.S. government, U.S. agency and municipal government obligations		79,104,847
Equity securities (1)		3,084,468
Other		2,746,723
Total repurchases		201,672,517
Securities lending:		
Corporate obligations	$	1,932,477
Collateralized loan obligations and asset-backed securities		—
Mortgage-backed securities		—
U.S. government, U.S. agency and municipal government obligations		22,516
Equity securities (1)		7,357,631
Other		12,273
Total securities lending		9,324,897
Total repurchases and securities lending	$	210,997,414

(1) Equity securities are generally exchange traded and either re-hypothecated under margin lending agreements or obtained through contemporaneous securities borrowing transactions with other counterparties.

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025
(Dollars in thousands)

		Overnight/ Continuous	Up to 30 days	30–90 days	>90 days	Total Gross Obligation
Repurchase agreements	$	114,751,314	42,277,203	24,670,000	19,974,000	201,672,517
Securities lending		5,673,897	—	—	3,651,000	9,324,897
Total (1)	$	120,425,211	42,277,203	24,670,000	23,625,000	210,997,414

(1) Repurchase and securities lending transactions are primarily conducted under enforceable master lending agreements that allow either party to terminate the transaction on demand. These transactions have been reported as continuous obligations unless the MRA or MSLA has been modified with an overriding agreement that specifies an alternative termination date.

(16)   Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of combined aggregate debit balances arising from customer transactions, as defined. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,500 or $1,911,020, which was 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts plus additional net capital requirements related to certain reverse repurchase agreements. At December 31, 2025, the Company had net capital of $10,740,872, which was 41.53% of aggregate debit items and $8,829,852 in excess of the minimum net capital requirement.

(17)   Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2025 through February 27, 2026, the date the Company issued its financial statements. During this period, there have been no material subsequent events that would require recognition or disclosure in the financial statement.